UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information Contained in this Form 6-K Report

On February 14, 2023, TOP Ships Inc. (the “Company”) entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase up to 10,045,185 units (the “Units”) each Unit consisting of (i) one common share, par value $0.01 per share (each, a “Common Share”) of the Company or one pre-funded warrant to purchase one Common Share at an exercise price equal to $0.0001 per Common Share and (ii) one warrant to purchase one Common Share in a registered direct offering (the “Offering”). There will be 20,346,091 common shares outstanding immediately after the closing of the Offering.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated February 14, 2023 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of the Securities Purchase Agreement dated February 14, 2023, between the Company and the purchasers named therein.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Common Share Purchase Warrant, to be issued to the purchaser under the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Pre-Funded Warrant, to be issued to the purchaser under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares.

Attached to this Report on Form 6-K as Exhibit 8.1 is the opinion of Watson Farley & Williams as to certain tax matters.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated February 14, 2023, titled “Top Ships Inc. Announces Pricing of $13.6 Million Registered Direct Offering.”

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-267170) that was filed with the SEC and became effective on September 13, 2022 and into the Company’s registration statements on Form F-3 (File Nos. 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (Registrant)

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date: February 16, 2023